

Mail Stop 3561

July 19, 2017

Nick Luff
Chief Financial Officer
RELX PLC & RELX NV
1-3 Strand,
London, WC2N 5JR, England

>       **Re:     RELX PLC**
>       **Form 20-F for Fiscal Year Ended December 31, 2016**
>       **Filed March 7, 2017**
>       **File No. 001-13334**
>       **RELX NV**
>       **Form 20-F for Fiscal Year Ended December 31, 2016**
>       **Filed March 7, 2017**
>       **File No. 001-13688**

Dear Mr. Luff:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure